Subject to Completion Preliminary Term Sheet dated February 1, 2008	Filed Pursuant to Rule 433 Registration No. 333-131369

Units	Expected Pricing Date* February	, 2008
Accelerated Return NotesSM	Expected Settlement Date* March	, 2008
Linked to the Dow Jones Industrial AverageSM	Expected Maturity Date* May	, 2009
Due May , 2009	CUSIP No.
$10 principal amount per unit
Pricing Supplement/Term Sheet No. 113

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

•        3-to-1 upside exposure, subject to a cap of between 15% and 19%

•        A maturity of approximately 14 months

•        1-to-1 downside exposure, with no downside limit

•        No periodic interest payment

•        Application made to list on AMEX under the symbol “DVK”

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page P4 of product supplement ARN.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.20	$
Proceeds, before expenses, to SEK	$9.80	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

* Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in February or March 2008, the settlement date may occur in February or March 2008 and the maturity date may occur in April or May 2009. Any reference in this term sheet to the month in which the settlement date or maturity date will occur is subject to change as specified above.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Dow Jones”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner and Smith Incorporated, and SEK is an authorized sublicensee. The Notes based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold or promoted by Dow Jones.

Merrill Lynch & Co.

February     , 2008

Summary

The Accelerated Return NotesSM Linked to the Dow Jones Industrial AverageSM due May , 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones Industrial AverageSM (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on Calculation Days shortly before the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Accelerated Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 17%, the midpoint of the range of 15% to 19%. The green line reflects the hypothetical returns on the Notes, while the gray line reflects the hypothetical return of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, assuming a hypothetical Starting Value of 12,480.30, the closing level of the Index on January 29, 2008, and a Capped Value of $11.70, the midpoint of the range of $11.50 and $11.90.

Example 1—The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value: 12,480.30

Hypothetical Ending Value: 9,984.24

$10 ×	(9,984.24)	= $8.00
12,480.30

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the hypothetical Starting Value:

Hypothetical Starting Value: 12,480.30

Hypothetical Ending Value: 13,104.32

$10 +	($30 x	(13,104.32 - 12,480.30))	= $11.50
12,480.30

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120% of the hypothetical Starting Value:

Hypothetical Starting Value: 12,480.30

Hypothetical Ending Value: 14,976.36

$10 +	($30 x	(14,976.36 - 12,480.30))	= $16
12,480.30

Payment at maturity (per unit) = $11.70         (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

The following table illustrates, for a hypothetical Starting Value of 12,480.30 (the closing level of the Index on January 29, 2008) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.42% per annum, as more fully described below.

The table below assumes a Capped Value of $11.70, the midpoint of the range of $11.50 and $11.90.

Hypothetical Ending Value During Calculation Period	Percentage Change From the Hypothetical Starting Value to the Hypothetical Ending Value	Total Amount Payable at Maturity per Note	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes (1)	Pretax Annualized Rate of Return of Stocks included in the Index (1)(2)
6,240.15	-50%	$5.00	-50.00%	-51.40%	-48.53%
7,488.18	-40%	$6.00	-40.00%	-39.32%	-36.60%
8,736.21	-30%	$7.00	-30.00%	-28.35%	-25.74%
9,984.24	-20%	$8.00	-20.00%	-18.24%	-15.71%
11,232.27	-10%	$9.00	-10.00%	-8.83%	-6.36%
11,481.88	-8%	$9.20	-8.00%	-7.02%	-4.56%
11,731.48	-6%	$9.40	-6.00%	-5.23%	-2.79%
11,981.09	-4%	$9.60	-4.00%	-3.47%	-1.03%
12,230.69	-2%	$9.80	-2.00%	-1.72%	0.71%
12,480.30 (3)	0%	$10.00	0.00%	0.00%	2.42%
12,729.91	2%	$10.60	6.00%	5.06%	4.12%
12,979.51	4%	$11.20	12.00%	9.95%	5.80%
13,229.12	6%	$11.70 (4)	17.00%	13.92%	7.46%
13,478.72	8%	$11.70	17.00%	13.92%	9.10%
13,728.33	10%	$11.70	17.00%	13.92%	10.72%
14,976.36	20%	$11.70	17.00%	13.92%	18.61%
16,224.39	30%	$11.70	17.00%	13.92%	26.14%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from January 30, 2008 to March 30, 2009, a term expected to be similar to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.42% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the Index on January 29, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final term sheet made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the assumed Capped Value of $11.70 (the midpoint of the range of $11.50 and $11.90).

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Accelerated Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales of the stocks underlying the Index by MLPF&S and its affiliates may affect your return.

•	MLPF&S may do business with underlying companies.

•	Tax consequences are uncertain.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•	You accept that the return on the Notes will not exceed the Capped Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•

You are willing to accept that there is no assurance the Notes will be listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking principal protection or preservation of capital.

•	You seek a return on your investment that will not be capped at a percentage that will be between 15% and 19%.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends or other distributions paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Accelerated Return Notes	TS-5

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Accelerated Return Notes	TS-6

The Index

The Dow Jones Industrial AverageSM

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones as stated in these sources and these policies are subject to change at the discretion of Dow Jones. Neither SEK, MLPF&S nor the Calculation Agent has independently verified the accuracy or completeness of that information.

Description of the Dow Jones Industrial AverageSM

The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or SEK. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with SEK. and has not participated in any way in the creation of the Notes.

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Dow Jones Industrial Average based on publicly available information on January 29, 2008.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share ($)(2)	Total Shares Outstanding (in Millions)(2)	Market Capitalization (in Millions)(2)
Alcoa Inc.	AA	Metals & Mining	32.66	848	27,701
American International Group	AIG	Insurance	56.73	2,536	143,881
American Express Company	AXP	Consumer Finance	47.80	1,169	55,899
The Boeing Company	BA	Aerospace & Defense	80.96	775	62,749
Citigroup Inc.	C	Diversified Financial Services	27.91	5,155	143,866
Caterpillar Inc.	CAT	Machinery	68.99	646	44,554
E.I. du Pont de Nemours and Company	DD	Chemicals	45.15	899	40,592
The Walt Disney Company	DIS	Media Industrial	28.80	1,903	54,820
General Electric Company	GE	Conglomerates	34.76	10,106	351,292
General Motors Corporation	GM	Automobiles	27.21	565	15,387
The Home Depot, Inc.	HD	Specialty Retail	29.71	1,680	49,911
Honeywell International Inc.	HON	Aerospace & Defense	58.44	748	43,736
Hewlett-Packard Company	HPQ	Computers & Peripherals	43.38	2,578	111,836
International Business Machines Corp	IBM	Computers & Peripherals	106.10	1,366	144,935
Intel Corporation	INTC	Semiconductors & Semiconductor	20.50	5,816	119,237
Johnson & Johnson	JNJ	Pharmaceuticals	62.97	2,862	180,204
JPMorgan Chase & Co.	JPM	Diversified Financial Services	47.45	3,384	160,566
The Coca-Cola Company	KO	Beverages	58.55	2,315	135,560
McDonald’s Corporation	MCD	Hotels, Restaurants & Leisure	50.75	1,203	61,077
3M Company	MMM	Industrial Conglomerates	78.02	720	56,190
Altria Group Inc.	MO	Tobacco	76.12	2,099	159,745
Merck & Co., Inc.	MRK	Pharmaceuticals	48.01	2,176	104,476
Microsoft Corporation	MSFT	Software	32.60	9,375	305,641
Pfizer Inc.	PFE	Pharmaceuticals	23.18	6,830	158,315
The Proctor & Gamble Company	PG	Household Products	64.68	3,121	201,850
AT&T Inc.	T	Telecommunication	37.89	6,099	231,090
United Technologies Corporation	UTX	Aerospace & Defense	73.18	996	72,872
Verizon Communications	VZ	Diversified Telecommunication	38.71	2,899	112,210
Wal-Mart Stores, Inc.	WMT	Food & Staples Retailing	49.01	4,068	199,384
Exxon Mobil Corporation	XOM	Oil, Gas & Consumable Fuels	85.08	5,464	464,845

Accelerated Return Notes	TS-7

(1)

The inclusion of a component stock in the Dow Jones Industrial Average should not be considered a recommendation to buy or sell that stock, and neither SEK, MLPF&S nor the Calculation Agent make any representation to any purchaser of the Notes as to the performance of the Dow Jones Industrial Average or any component stock included in the Dow Jones Industrial Average. Beneficial owners of the Notes will not have any right to the component stocks included in the Dow Jones Industrial Average or any dividends paid on those stocks.

(2)	Information obtained from Dow Jones.

The following graph sets forth the historical performance of the Index in the period from January 2002 through January 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On January 29, 2008, the closing level of the Index was 12,480.30.

Accelerated Return Notes	TS-8

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN. Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Accelerated Return Notes	TS-9

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN dated December 27, 2007:

http://www.sec.gov/Archives/edgar/data/352960/000110465907090983/a07-31646_1424b3.htm

•	Prospectus and prospectus supplement, dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK.”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Notes	TS-10